Exhibit 4.16

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of CervoMed Inc. (“us,” “our,” “we,” “CervoMed,” or the “Company”) is a summary of certain rights of holders of our capital stock and certain provisions of our certificate of incorporation, as amended (the “Charter”), and our bylaws, as amended (the “Bylaws”), in each case, as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Charter and our Bylaws, each previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.13 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”). We encourage you to read our Charter, our Bylaws and the applicable portions of the DGCL carefully.

Capitalization

The Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 30,000,000 shares of preferred stock, par value $0.001 per share, all of which remains undesignated.

Common Stock

The following description is based on relevant portions of the DGCL and our Charter. This summary is a description of the material terms of, and is qualified in its entirety by, reference to the Charter.

Authorized. The Company is authorized to issue 1,000,000,000 shares of Common Stock. We may, from time-to-time, amend our Charter to increase the number of authorized shares of Common Stock. Any such amendment would require the approval of the holders of a majority of the voting power of the shares entitled to vote thereon.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of Common Stock is entitled to one vote for each share registered in the holder’s name on the Company’s books. Our Common Stock does not have cumulative voting rights. Pursuant to our Bylaws, at all meetings of stockholders, except where otherwise provided by law, our Charter, or our Bylaws, the presence, virtually or by proxy duly authorized, of the holders of 33.4% of the outstanding shares of Common Stock entitled to vote constitutes a quorum for the transaction of business. Except as otherwise provided by law, our Charter or our Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares of Common Stock present virtually or by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by law, our Charter or our Bylaws, directors are elected by a plurality of the votes of the shares of Common Stock present virtually or by proxy at the meeting and entitled to vote generally on the election of directors.

Dividends. Subject to limitations under Delaware law and any preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds.

Liquidation. Upon the Company’s liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of the company, subject to any prior rights of any preferred stock then outstanding.

Fully Paid and Non-assessable. All shares of outstanding Common Stock are fully paid and non-assessable and any additional shares of Common Stock that the Company issues will be fully paid and non-assessable.

Other Rights and Restrictions. Holders of our Common Stock do not have preemptive or subscription rights, and they have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock which the Company may designate in the future. Neither our Charter nor our Bylaws restrict the ability of a holder of our Common Stock to transfer the holder’s shares of Common Stock.

Listing. Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “CRVO.”

Exhibit 4.16

Transfer Agent and Registrar. The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.

Preferred Stock

Our Charter authorizes our board of directors to provide for the issuance of up to 30,000,000 shares of preferred stock in one or more series. Our board of directors is authorized to classify or reclassify any unissued portion of our authorized shares of preferred stock to provide for the issuance of shares of other classes or series, including preferred stock in one or more series. The Company may issue preferred stock from time to time in one or more classes or series, with the exact terms of each class or series established by our board. Without seeking stockholder approval, our board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our Common Stock. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Common Stock.

The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to each series, which will specify the terms of the preferred stock, including, but not limited to:

●	the distinctive designation and the maximum number of shares in the series;
●	the terms on which dividends, if any, will be paid;
●	the voting rights, if any, on the shares of the series;
●	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;
●	the terms on which the shares may be redeemed, if at all;
●	the liquidation preference, if any; and
●	any or all other preferences, rights, restrictions, including restrictions on transferability, and qualifications of shares of the series.

The issuance of preferred stock may delay, deter or prevent a change in control. No shares of preferred stock are issued or outstanding, and the Company has no present plan to issue any shares of preferred stock.

Anti-Takeover Provisions of our Charter, our Bylaws and Delaware Law

Our Charter and our Bylaws impose certain anti-takeover provisions and make the Delaware Chancery Court the exclusive forum for certain stockholder actions, which may make the acquisition of the Company, a proxy contest, or the nomination of a director candidate by a stockholder more difficult than such actions would be in the absence of such provisions. These provisions include the items described below.

Filling Vacancies

Our Bylaws provide that only our board of directors has the right to fill a vacancy on the board of directors created by an expansion or by the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on the board of directors.

Meetings of Stockholders

Our Bylaws provide that only the Chair of our board of directors, our Chief Executive Officer, or a majority of our directors are authorized to call a special meeting of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Exhibit 4.16

Preferred Stock

Our charter provides for 30,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of the Company’s stockholders, our board of directors may issue undesignated preferred stock without stockholder approval in one or more private offerings or other transactions, the terms of which may be established and shares of which may be issued without stockholder approval (notwithstanding any requirements imposed by the SEC or any exchange on which our Common Stock may now or in the future trade), which may include rights superior to the rights of the holders of our Common Stock and which may dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

Amendment to Our Bylaws

Our Bylaws may be amended, restated, or repealed by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the Bylaws, and may also be amended by the affirmative vote of 66 2/3% of the outstanding shares entitled to vote on the amendment.

Advance Notice Requirements

Our Bylaws establish advance notice procedures with respect to any nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at any meeting of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Company’s Secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices not less than 90 days (or, if the Company calls a special meeting of stockholders for the purpose of electing one or more directors to its board of directors, not later than the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting) nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Choice of Forum

Our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain actions, including derivative actions brought on the Company’s behalf, stockholder actions claiming breaches of a fiduciary duty owed by any of our directors or officers, and claims arising under our organizational documents, in each case, subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Although this provision would not apply to any stockholder claims under the Securities Exchange Act of 1934, as amended, there is uncertainty regarding whether a court would enforce such a forum selection provision as written to stockholder claims under the Securities Act of 1933, as amended. Nevertheless, this forum selection provision may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees, or agents, which may discourage lawsuits against the Company and such persons. The limitations on certain stockholder rights imposed by these provisions could also depress the trading price of our Common Stock.

Exhibit 4.16

Delaware Anti-Takeover Law

The Company is subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers of the corporation and (b) shares issued under employee stock plans under which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.